

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

December 19, 2025

Mary C. Moynihan
Perkins Coie LLP
700 13th Street N.W., Suite 800
Washington, DC 20005-3960

Re: Venture Lending & Leasing VII, Inc., et al.; (File No. 812-15029)

Dear Ms. Moynihan:

By Form APP-WD filed with the Securities and Exchange Commission on December 18, 2025, the above-captioned application, filed under the Investment Company Act of 1940, was requested to be withdrawn. Please be advised that the request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Thomas Ahmadifar

Thomas Ahmadifar
Branch Chief
Chief Counsel's Office

cc: Mark Perlow, Esq., Dechert LLP